Exhibit 21
CARBO CERAMICS INC.
SUBSIDIARIES

	JURISDICTION OF	PERCENTAGE
NAME OF ENTITY	ORGANIZATION	OWNED

CARBO Ceramics (Mauritius) Inc.	Mauritius	100%
CARBO Ceramics (China) Company Ltd.	China	100%
CARBO Ceramics Cyprus Ltd.	Cyprus	100%
CARBO Ceramics (Eurasia) LLC	Russia	100%
CARBO International, Inc.	Delaware, USA	100%
Falcon Technologies and Services, Inc.	Delaware, USA	100%
StrataGen, Inc.	California, USA	100%
Applied Geomechanics Incorporated	California, USA	100%